================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 8)
                          LEUCADIA NATIONAL CORPORATION

                                (Name of Issuer)
   COMMON SHARES, $1 PAR VALUE                                527288 5 10 4
 (Title of class of securities)                              (CUSIP number)

                            ANDREA A. BERNSTEIN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153
                                 (212) 310-8000

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  MAY 19, 2003
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

                         (Continued on following pages)
                               (Page 1 of 6 pages)



NY2:\1277667\01\RD%R01!.DOC\76830.0146
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

----------------------------------------------------------------------------------                ----------------------------------
CUSP No.  527288 5 10 4                                                                 13D
----------------------------------------------------------------------------------                ----------------------------------
---------------------- -------------------------------------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Ian M. Cumming
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- -------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                 (a) [X]
                                                                                                                         (b) [ ]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- -----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- -------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [ ]
---------------------- ----------------------------------------------------------- -------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       United States

----------------------------------- -------- ---------------------------------------------------- ----------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   9,278,737*
              SHARES
                                    -------- ---------------------------------------------------- ----------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 120,312
             OWNED BY
                                    -------- ---------------------------------------------------- ----------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              9,278,737*
            REPORTING
                                    -------- ---------------------------------------------------- ----------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            120,312

---------------------- -------------------------------------------------------------------------- ----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   9,399,049*

---------------------- -------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                  [X]

                       See Item 5.
---------------------- -------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   15.7%*

---------------------- ----------------------------------------------------------- -------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   IN

---------------------- ----------------------------------------------------------- -------------------------------------------------

_______________________
* Includes 370,000 shares issuable on exercise of currently exercisable Common
Stock Purchase Warrants.



                                       2

----------------------------------------------------------------------------------                ----------------------------------
CUSIP No.  527288 5 10 4                                                                13D
----------------------------------------------------------------------------------                ----------------------------------

---------------------- ----------------------------------------------------------- -------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Joseph S. Steinberg
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- -------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (a) [X]
                                                                                                                            (b) [ ]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- -----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- -------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [ ]
---------------------- ----------------------------------------------------------- -------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       United States

----------------------------------- -------- ---------------------------------------------------- ----------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   9,208,489*
              SHARES
                                    -------- ---------------------------------------------------- ----------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 46,400
             OWNED BY
                                    -------- ---------------------------------------------------- ----------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              9,208,489*
            REPORTING
                                    -------- ---------------------------------------------------- ----------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            46,400

---------------------- -------------------------------------------------------------------------- ----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   9,254,889*

---------------------- -------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [X]
                       See Item 5.
---------------------- -------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.4%*

---------------------- ----------------------------------------------------------- -------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   IN

---------------------- ----------------------------------------------------------- -------------------------------------------------


* Includes 400,000 shares issuable on exercise of currently exercisable Common Stock Purchase Warrants.

           Item 1.    Security and Issuer.
                      -------------------

           This Statement constitutes Amendment No. 8 to the Statement on
Schedule 13D, as previously amended (the "Schedule 13D"), filed with the Securities and Exchange Commission, by Ian M. Cumming and Joseph S. Steinberg with respect to the Common Shares, par value $1 per share (the "Common Shares"), of Leucadia National Corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the meaning ascribed to them in the
Schedule 13D.

           Item 5.    Interest in Securities of the Issuer.
                      ------------------------------------

           (a)-(b) As of May 19, 2003, Ian M. Cumming and Joseph S. Steinberg beneficially owned the following Common Shares:

           Ian M. Cumming is the beneficial owner of 9,278,737 Common Shares (including 370,000 Common Shares issuable upon the exercise of currently exercisable warrants to purchase Common Shares). The 9,278,737 Common Shares represent approximately 15.5% of the 59,631,742 Common Shares outstanding as of May 19, 2003, together with 370,000 additional Common Shares issuable upon exercise of the warrants which are deemed to be outstanding with respect to Mr. Cumming. Mr. Cumming has sole dispositive power over such Common Shares. Mr. Cumming may also be deemed to be the beneficial owner of an additional 120,312 Common Shares (.2%) beneficially owned by his wife (directly and through trusts for the benefit of Mr. Cumming's children of which Mr. Cumming's wife is trustee). The foregoing does not include an aggregate of 102,959 Common Shares (.2%) that are beneficially owned by a private charitable foundation, of which Mr. Cumming is a trustee and President and as to which Mr. Cumming disclaims beneficial ownership.

           Joseph S. Steinberg is the beneficial owner of 9,208,489 Common Shares (including 400,000 Common Shares issuable upon the exercise of currently exercisable warrants to purchase Common Shares). The 9,208,489 Common Shares represent approximately 15.4% of the 59,631,742 Common Shares outstanding as of May 19, 2003, together with 400,000 additional Common Shares issuable upon exercise of the warrants which are deemed to be outstanding with respect to Mr. Steinberg. Mr. Steinberg has sole dispositive power over such Common Shares. Mr. Steinberg may also be deemed to be the beneficial owner of an additional 46,400 Common Shares (less than .1%) beneficially owned by his wife and minor daughter. The foregoing does not include an aggregate of 28,000 Common Shares (less than ..1%) beneficially owned by a private charitable foundation, as to which Mr. Steinberg and his wife are trustees and as to which Mr. Steinberg disclaims beneficial ownership. Mr. Steinberg also disclaims beneficial ownership as to an aggregate of an additional 1,107,646 Common Shares (approximately 1.9%) beneficially owned by two trusts for the benefit of Mr. Steinberg's minor children, of which Mr. Steinberg's brother is trustee.

           Messrs. Cumming and Steinberg have an oral agreement pursuant to which they will consult with each other as to the election of a mutually acceptable Board of Directors of the Company.

           Except as discussed above, neither Mr. Cumming nor Mr. Steinberg has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

           (c) On May 19, 2003, a Grantor Annuity Trust established by Mr. Cumming terminated. Upon termination, the trust distributed an aggregate of 579,303 Common Shares to Mr. Cumming's two adult sons.

                                    SIGNATURE
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  June 10, 2003



                                        By:  /s/ Ian M. Cumming
                                            ------------------------------------
                                                 Ian M. Cumming

                                    SIGNATURE
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 10, 2003




                                      By:  /s/ Joseph S. Steinberg
                                          --------------------------------------
                                           Joseph S. Steinberg